

June 6, 2024

Robert C. Haines
Executive Vice President and Chief Financial Officer
LCNB Corp
2 North Broadway
Lebanan, Ohio 43036

Re: LCNB Corp
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-35292

Dear Robert C. Haines:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 1.A Risk Factors
Risks Related to LCNB's Operations
LCNB's loan portfolio includes a substantial amount of commercial and industrial loans and commercial real estate loans..., page 19

1. We note your disclosure that 64.3% of your total loans relate to commercial real estate. Further, we note your disclosure on page 72 that the commercial real estate loans include loans secured by a variety of commercial, retail and office buildings, religious facilities and hotels, among others. Please revise your disclosures, in future filings, to further disaggregate the composition of your owner occupied and non-owner occupied CRE loan portfolio by type (e.g., by office, hotel, religious facilities, etc.) and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor's understanding of your CRE loan portfolio.

2. In addition, please revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management, to the extent applicable, for your

CRE lending in response to the current environment.

General Risk Factors
Economic conditions in LCNB's market areas could adversely affect its financial condition and results of operations., page 22

3.   We note that LCNB conducts its operations from offices that are located in nine Southwestern Ohio counties, in Franklin County, Ohio, and in Boone County, Kentucky, from which substantially all of its customer base is drawn. Please revise your disclosures, in future filings, to provide more quantitative details regarding your geographic exposure, within your commercial real estate portfolio, to these counties.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarmad Makhdoom at 202-551-5776 or Marc Thomas at 202-551-3452 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance